William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2nd November 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  October 1st; 9th; 19th; 23rd; 23rd; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

pp **Dennis Read**
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 October 2009 09:48
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0361A
William Hill PLC
01 October 2009

William Hill PLC (the "Company")

Total Voting Rights

On 30 September 2009 William Hill PLC had 700,791,514 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 854,686 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 700,791,514 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

TVRVFLBBKBBZFBQ

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 October 2009 15:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5647A
William Hill PLC
09 October 2009

9 October 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 October 2009, 37,014 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was between 124 pence and 197 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,828,528 ordinary shares in issue, in addition 817,672 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

POSILFVSIELAIIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 19 October 2009 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9580A
William Hill PLC
19 October 2009

Interim management statement

19 October 2009

William Hill PLC (William Hill) (LSE: WMH) announces its interim management statement for the 13 weeks (Q3) and 39 weeks (year-to-date or YTD) ended 29 September 2009. Comparisons are with the equivalent periods in 2008.

Key points:

- Good underlying performance
  - Group net revenue up 3% year
  - Unfavourable sporting results in Q3 impacting online Sportsbook but mitigated in Retail by strong cost control and higher
- Retail performing well
  - Machines growing at 4% and OTC turnover stronger in Q3
  - Continuing focus on cost control
- William Hill Online continuing to make good progress
  - Sportsbook turnover up 40% in Q3
  - Integrated Playtech-based casino to be launched by end of October

Ralph Topping, Chief Executive of William Hill, commented:

"Business volumes both in our shops and online since the beginning of the football season in mid-August have been good with strong turnover in our

online Sportsbook and encouraging levels of recycling in Retail. In addition, our machine business continues to perform well. In what has, to date, been an extraordinary year for sporting results, football and horseracing affected us again in August and into September but margins have returned to more normal historic levels since then.

"William Hill Online is continuing to make good progress with especially strong growth in Sportsbook volumes. With the launch of our new Playtech casino before the end of October, integration of our acquisition will be complete."

Enquiries:		
William Hill PLC	Ralph Topping, Chief Executive Simon Lane, Group Finance Director Lyndsay Wright, Head of IR	Tel +44 (0) 20 8918 3614
Brunswick	Simon Sporborg Justine McIlroy Tom Williams	Tel: +44 (0) 20 7404 5959

Analyst conference call
Ralph Topping, Chief Executive, and Simon Lane, Group Finance Director, will be hosting a conference call for analysts at 8.30 am BST on tel: 0800 634 5205 (international: +44 20 8817 9301), PIN 2077421. A replay of the call will be available for a period of one week on tel: 020 7769 6425 (international: +353 1436 4267), PIN 2077421#. The call is also accessible by webcast at www.williamhillplc.com, where it will be available until 14 October 2010.

Notes to editors
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers with over 2,300 LBOs in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, gaming machines are offered in every LBO. The Group's online business, William Hill Online, is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

Operating update

Overview

In the third quarter, in Retail we saw improving levels of turnover over-the-counter (OTC) plus further growth from machines. William Hill Online saw especially strong growth in Sportsbook volumes and good growth in online gaming. Gross win and net revenue margins across the business have been hit by sporting results going in the

customers' favour. However, in Retail increased volumes combined with our ongoing focus on costs have helped to mitigate much of that impact at the operating profit level. Group net revenue decreased 3% in Q3 and is up 3% in the year-to-date.

Sporting results

As has been widely publicised, football results were unfavourable for bookmakers through August and into September. The leading clubs won consistently and, more notably, there was an absence of draws in the Premier League, which normally represent about 25% of outcomes but occurred in only 6% of matches up to the end of September. This was compounded by the strong comparator results in August 2008 when we achieved a higher-than-average margin on football. However, football margins have returned to being in line with historic trading in the latter part of September and early October.

Horseracing results continued to be unfavourable in July and August but some recovery was seen in September.

Divisional performance

(a) Retail

OTC gross win was down 21%in Q3, with a gross win margin of 15.4% as a result of the sporting results impact. However, OTC turnover improved, being down only 4% in the quarter compared with an 11% decline in the first six months. This reflects stronger trading since the start of the football season and recycling of customer winnings.

Machines continued to perform well against tough comparators, growing by 4% in the quarter.

Overall, retail gross win was 11% lower in Q3 than in the same period last year and is down 4% YTD, reflecting the impact of unfavourable sporting results.

We have also begun the roll-out of the new 'Storm' cabinets and this will be completed by the end of the first quarter 2010.

(b) Online

William Hill Online is continuing to make good progress and with the launch of a new Playtech casino on williamhill.com before the end of October integration will be complete.

Net revenue from William Hill Online increased by 56% in Q3 and by 57% YTD. On a pro forma basis, net revenue increased by 2% in Q3 despite the unfavourable football results and is up 8% YTD.

Pre-exceptional operating profit was up 8% (pro forma: down 21%) in Q3, bringing the total for the year to £46.0m (pro forma: down 16%). We estimate the unfavourable sporting results reduced operating profit by £7m in Q3. Playtech's minority interest was £3.9m in Q3 and £13.0m YTD. To ensure consistency between our reporting and Playtech's, we will report William Hill Online profit on a quarterly basis from this point forward and both companies will report results around the same time where possible.

As highlighted above, Sportsbook is making excellent progress, with turnover up 40% in Q3 and new accounts up 23% YTD. However, net revenue has been affected by the sporting results and was down 36% in Q3 on a net revenue margin of 3.2% compared with 7.0% in 2008.

Gaming activities, consisting of casino, poker, bingo and skill games, are performing well and in line with management expectations, delivering net revenue growth of 98% in Q3 (pro forma 12%).

Since reporting our half-year results at the beginning of August, we have completed the majority of the second-half objectives that we outlined at that time. In particular, we are about to launch a Playtech-based casino site integrated within the www.williamhill.com website and are now providing Sterling- and Euro-based tables for poker customers. On Sportsbook, we have launched Tote betting, continued to improve the existing international sites and are preparing to launch a further international site before the end of the year. We have also continued to develop our in-play product, particularly around football.

In August, we transferred our Sportsbook and fixed-odds games from the UK to Gibraltar to take advantage of the established regulatory environment and competitive tax regime available in Gibraltar. We remain confident that this will deliver cost savings of around £4m in 2009 and around £10m on a full-year basis.

(c) Telephone

Our Telephone business, representing only 3% of the Group's net revenue, continues to face tough competition from overseas operators who do not pay the gaming duty and horseracing levy to which we are subject in the UK. Like Retail and Sportsbook, it has been affected by sporting results in the period, with net revenue down 34% in Q3 and 22% YTD.

Costs

We have continued to deliver good cost control and growth in underlying costs in Retail will be below our 4% full-year target. Together with increased trading volumes, this helped to offset much of the gross win reduction we saw in Retail in Q3 from sporting results.

Costs including marketing in William Hill Online have increased by 33% YTD on a pro forma basis, which is in line with our expectations as we invest in building the infrastructure necessary to support William Hill Online's growth.

Current trading and outlook

Our full-year expectations for Retail remain broadly unchanged as reduced costs and higher-than-expected turnover have largely offset the gross win decline from sporting results. Whilst we do not anticipate that we will be able to recover the impact in Q3 of adverse sporting results over the balance of 2009, we continue to be pleased by the overall performance of William Hill Online and are particularly encouraged by the strong Sportsbook turnover since the start of the football season.

Fiscal and regulatory developments

In July, the Gambling Commission published its report to the Minister for Sport on high-stake, high-prize gaming machines, which include the B2 and B3 gaming machines we operate in our shops. It concluded, amongst other things, that the range of permitted stakes and prizes in Britain is relatively low compared to international standards and that stakes and prizes are not the only important considerations. It proposed a programme of further research, which is expected to take as much as five years to complete.

In July, H.M. Treasury (Treasury) initiated a consultation on a gross profits tax (GPT) approach for gaming machines, which it is proposing as a replacement for the current tax regime of VAT and Amusement Machine Licence Duty. We are encouraged by Treasury's indication that the GPT regime would "be set at a revenue neutral rate overall". The consultation will run until 23 October 2009 and Treasury expects to publish a summary of responses shortly thereafter.
We have submitted our response and have met with Treasury.

Legal

In 2008, William Hill, together with other bookmakers, initiated proceedings against Turf TV alleging that Turf TV acquired its television coverage rights in an uncompetitive manner. At first instance, we and the other claimants lost our claim and appealed against that judgement. The appeal decision, which was announced at the end of July, went against us. Further steps are being taken to continue the appeal to the Supreme Court.

Material events, transactions and financial position

There are no material events to report for Q3. In the year-to-date, we entered into new debt bank facilities in February and successfully completed a rights issue on 8 April.

Risks

Principal risks and uncertainties for the Group remain consistent with those disclosed on page 23 of the 2008 Annual Report and Accounts. The principal risks to trading performance in the final quarter of the year are:

- The impact of the challenging economic environment, particularly increasing unemployment;
- Any increased machines taxation as a result of the ongoing machines taxation review; and
- Adverse sporting results.

Analyst/investor event

We plan to hold an analyst/investor event on the afternoon of 25 November 2009 hosted by Ralph Topping, Chief Executive. Members of the management team, including Ian Chuter, Group Head of UK and International Operations and Henry Birch, Chief Executive Officer of William Hill Online, will present on the business and be available to answer questions. Invitations to attend the event will be issued shortly. A video webcast will also be available via our website at www.williamhillplc.com.

Glossary and abbreviations

Gross win	Gross win is used internally as a key performance indicator of the Group's business and the Board believes presentation of gross win enhances an investor's understanding of the Group's underlying financial condition and results of operations. It is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines.
Net revenue	This is defined as gross win less VAT on gaming machines and fair-value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in retail.
Turnover	This is the total amount wagered by customers. It includes recycling of winnings, which is why gross win and net revenue are the Group's preferred top line metrics as these reflect the amount of money left behind by the customer. Otherwise described as "volumes".
EBIT	Earnings before interest and taxation, otherwise described as "operating profit".

Sportsbook	The online sportsbetting operation run by William Hill Online.
Gaming	Broadly, non-betting activities, including casino, poker and bingo within William Hill Online and machines within Retail.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 October 2009 12:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3025B
William Hill PLC
23 October 2009

23 October 2009

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 22 October 2009, 1,417 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2006.

On the same date, a further 54,301 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,847,232 ordinary shares in

issue, in addition 798,968 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

STRILFLLITLVFIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 October 2009 16:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3233B
William Hill PLC
23 October 2009

23 October 2009

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

This is to replace the RNS announcement 3025B released today at 12.19, as there was an error in the figures for both the ordinary shares in issue and the treasury shares. The correct announcement is below.

William Hill PLC (the Company) announces that on 22 October 2009, 1,417 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2006.

On the same date, a further 54,301 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the

Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 700,884,246 ordinary shares in issue, in addition 761,954 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 October 2009 11:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6763B
William Hill PLC
30 October 2009

William Hill PLC (the "Company")

Total Voting Rights

On 30 October 2009 William Hill PLC had 700,884,246 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 761,954 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 700,884,246 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

TVRFBLFXKBBXFBB